

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

Via E-mail
Glade M. Knight
Chairman and Chief Executive Officer
Apple REIT Nine, Inc.
814 East Main Street
Richmond, Virginia 23219

> **Re: Apple REIT Nine, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 22, 2013**
> **File No. 333-191084**

Dear Mr. Knight:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to relocate your unaudited pro forma information from Annex N to Part I of the prospectus.

Description of Apple Nine Common Shares, page 27

2.   We note your continued disclosure of an anticipated distribution rate of $0.62-$0.72 per share, even though the historical operations of Apple REIT Seven and Apple REIT Eight do not clearly show the ability to support such distribution rate. Please explain how your historic cash flows support this range, as noted by your disclosure. Also, please clarify if the Hotel NOI forecasts referenced refers to those prepared for use with the fairness opinions.

Selected Historical Financial Data…., pages 29-34

3.   Please revise to provide your distributions on a pro forma basis. Please refer to Item
     14(b)(10) of Schedule 14A.

Projected Financial Information of Apple Seven, Apple Eight, Apple Nine and the Combined
Company, page 99

4.   With respect to the presentation of Hotel Net Operating Income, please revise to disclose
       how you estimated the Reserve for Capital Expenditures and reconcile these amounts to
       the information disclosed on pages O-18, P-33 and Q-38 relating to your reserve for, and
       anticipated, capital expenditures.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page N-1

5.   We note your response to comment 16 in our letter dated November 14, 2013, your
       summary analysis of your calculation of fair value, and your revised disclosure on pages
       N-5 and N-6. Please provide us with a detailed analysis of your calculation of fair value
       which supports the summary analysis, or provide us with a detailed analysis of all the
       assumptions used in this calculation and their sensitivity to varying assumptions. For any
       assumptions based on published industry information, please provide us with detail of
       that information and the source.

6.   We have reviewed your response to comment 16 and we note that the assumed average
       annual NOI growth rate of 6% is based upon available public industry information.
       Please tell us your basis for not adjusting this rate for any distinguishing characteristics
       and historical performance between the Apple REITS and public industry
       information. For example, we note your disclosure on page P-87 that Apple Eight
       continues to lag industry revenue growth rates.

7.   We note your response to comment 18 in our letter dated November 14, 2013, and your
       revised disclosure on pages N-5 and N-6. We note that your sensitivity analysis is limited
       to the annual growth rate assumption. Please tell us how you considered presenting a
       sensitivity analysis for a change in other inputs and assumptions used.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: David W. Robertson
        James M. Anderson III
        McGuireWoods LLP